Mail Stop 3010

May 12, 2009

VIA MAIL and FAX (623) 465-2571

Mr. Yada Schneider
President and Chief Executive Officer
BioAuthorize Holdings, Inc
15849 N. 71st Street, Suite 226
Scottsdale, Arizona 85254

> Re: **BioAuthorize Holdings, Inc. (f/k/a Genesis Holdings Inc.)**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed on March 31, 2008**
> **File No. 000-33073**

Dear Mr. Yada Schneider:

We have reviewed your response letter dated April 9, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 8-K/A DATED MAY 5, 2008

1.   We read your response to comment five and reviewed the pro forma financial statements included in your correspondence. You state that you are working to complete your revised Form 8-K/A. In light of the fact that a combined balance sheet reflecting the related transactions has already been presented in your periodic filings, please tell us what consideration you gave to the guidance in Article 8-05 and Article 11 of Regulation S-X which states that a pro forma balance sheet is required unless the transactions have already been presented in a balance sheet when determining whether a pro forma balance sheet is required in your Form 8-K/A.

2.   We further note that the pro forma Statements of Operations for the years ended December 31, 2007 and 2006 included in your correspondence still do not appear to reflect the disposition of Genesis Land. Your pro forma income statements should reflect your reverse acquisition AND your disposition of Genesis Land. Please present a separate column for each transaction. Furthermore, it is generally not appropriate to present pro forma income statement information for more than one complete fiscal year. Please revise accordingly.

3.   We note that the description of footnote (b) included in your correspondence dated August 25, 2008 was "Amortization of Goodwill Intangible." Since you do not have any goodwill recorded nor have you taken a write off of goodwill, please remove this adjustment in your revised presentation or clarify.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3782 if you have questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant